Exhibit 99.1

POP CULTURE GROUP CO., LTD

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: CPOP)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN THAT the annual general meeting of shareholders (the “Meeting”) of Pop Culture Group Co., Ltd (the “Company”) will be held on June 27, 2022, at 10:00 p.m., Eastern Time, at Room 102, 23-1 Wanghai Road, Xiamen Software Park Phase 2, Siming District, Xiamen City, Fujian Province, China, for the following purposes:

1.	To re-elect Mr. Zhuoqin Huang as a director of the Company to hold office until the next annual general meeting;

2.	To re-elect Mr. Weiyi Lin as a director of the Company to hold office until the next annual general meeting;

3.	To re-elect Mr. Christopher Kohler as a director of the Company to hold office until the next annual general meeting;

4.	To re-elect Mr. Douglas Menelly as a director of the Company to hold office until the next annual general meeting;

5.	To re-elect Ms. Xiaolin Hu as a director of the Company to hold office until the next annual general meeting;

6.	To authorize the board of directors of the Company (the “Board of Directors”) to fix the remuneration of the directors; and

7.	To ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2022.

The Board of Directors has fixed the close of business on May 26, 2022 as the record date (the “Record Date”) for determining the shareholders entitled to receive notice of and to vote at the Meeting or any adjournment thereof. Only holders of ordinary shares of the Company on the Record Date are entitled to receive notice of and to vote at the Meeting or any adjournment thereof.

Shareholders may obtain a copy of the proxy materials, including the Company’s 2021 annual report, from the Company’s website at cpop.cn or by submitting a request to tina.xiao@ascent-ir.com.

By Order of the Board of Directors,

/s/ Zhuoqin Huang
Zhuoqin Huang
Chairman of the Board of Directors

Xiamen, China

June 1, 2022

POP CULTURE GROUP CO., LTD

ANNUAL GENERAL MEETING OF SHAREHOLDERS

June 27, 2022

10:00 p.m., Eastern Time

PROXY STATEMENT

The board of directors (the “Board of Directors”) of Pop Culture Group Co., Ltd (the “Company”) is soliciting proxies for the annual general meeting of shareholders (the “Meeting”) of the Company to be held on June 27, 2022, at 10:00 p.m., Eastern Time, at Room 102, 23-1 Wanghai Road, Xiamen Software Park Phase 2, Siming District, Xiamen City, Fujian Province, China, or any adjournment thereof.

Only holders of the ordinary shares of the Company of record at the close of business on May 26, 2022 (the “Record Date”) are entitled to attend and vote at the Meeting or at any adjournment thereof. The shareholders entitled to vote and present in person or by proxy or (in the case of a shareholder being a corporate entity) by its duly authorized representative representing not less than one-third of the outstanding ordinary shares carrying the right to vote at the Meeting shall form a quorum.

Any shareholder entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote on such shareholder’s behalf. A proxy need not be a shareholder of the Company. Each holder of the Company’s Class A ordinary shares shall be entitled to one vote in respect of each Class A ordinary share held by such holder on the Record Date, and each holder of the Company’s Class B ordinary shares shall be entitled to seven votes in respect of each Class B ordinary share held by such holder on the Record Date.

PROPOSALS TO BE VOTED ON

At the Meeting, ordinary resolutions will be proposed as follows:

1.	To re-elect Mr. Zhuoqin Huang as a director of the Company to hold office until the next annual general meeting;

2.	To re-elect Mr. Weiyi Lin as a director of the Company to hold office until the next annual general meeting;

3.	To re-elect Mr. Christopher Kohler as a director of the Company to hold office until the next annual general meeting;

4.	To re-elect Mr. Douglas Menelly as a director of the Company to hold office until the next annual general meeting;

5.	To re-elect Ms. Xiaolin Hu as a director of the Company to hold office until the next annual general meeting;

6.	To authorize the board of directors of the Company (the “Board of Directors”) to fix the remuneration of the directors; and

7.	To ratify the appointment of WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2022.

The Board of Directors recommends a vote “FOR” each of the Proposals No. 1–7.

VOTING PROCEDURE FOR HOLDERS OF ORDINARY SHARES

Shareholders entitled to vote at the Meeting may do so either in person or by proxy. Those shareholders who are unable to attend the Meeting are requested to read, complete, sign, date, and return the attached proxy card in accordance with the instructions set out therein.

ANNUAL REPORT TO SHAREHOLDERS

Pursuant to NASDAQ’s Marketplace Rules that permit companies to make available their annual report to shareholders on or through the Company’s website, the Company posts its annual reports on the Company’s website. The annual report for the year ended June 30, 2021 (the “2021 Annual Report”) has been filed with the U.S. Securities and Exchange Commission. The Company adopted this practice to avoid the considerable expense associated with mailing physical copies of such report to record holders. You may obtain a copy of our 2021 Annual Report to shareholders by visiting the “Financials” heading under the “Investors” section of the Company’s website at cpop.cn. If you want to receive a paper or email copy of the Company’s 2021 Annual Report to shareholders, you must request one. There is no charge to you for requesting a copy. Please make your request for a copy to the investor relations contact of the Company, at tina.xiao@ascent-ir.com.

PROPOSAL NO. 1 THROUGH PROPOSAL NO. 6

RE-ELECTION OF CURRENT DIRECTORS,

AND

THE AUTHORIZATION GIVEN TO THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE DIRECTORS

The Board of Directors currently consists of five members. All five current directors named below will seek re-election at the Meeting.

The Company’s nominating and corporate governance committee recommends, and the Board of Directors concurs, that the five current directors be re-elected and that the Board of Directors be authorized to fix the remuneration of the directors.

Each director to be re-elected will hold office until the next annual general meeting of shareholders or until his or her appointment is otherwise terminated in accordance with the articles of association of the Company.

DIRECTORS FOR RE-ELECTION

Mr. Zhuoqin Huang has been our chief executive officer and chairman of the board of directors since May 6, 2020 and director since January 3, 2020. Mr. Huang has served as the chairman of Xiamen Pop Culture Co., Ltd. (“Xiamen Pop Culture”) since May 2016 and its chief executive officer since August 2008. From March 2005 to August 2008, Mr. Huang served as the chief executive officer of Fujian Zhongtian Chuanxun Advertising Co., Ltd. Xiamen Branch Office, an advertising company. From August 2002 to March 2005, Mr. Huang worked as a brand manager of Swire Coca-Cola Beverages Xiamen Ltd., a manufacturer of non-alcohol beverages. Mr. Huang received his bachelor’s degree in Tourism Economic Management from Huaqiao University in 2002.

Mr. Weiyi Lin has been our vice president since May 6, 2020 and our director since June 2021. Mr. Lin has served as the vice president, manager of marketing center, and director of Xiamen Pop Culture since January 2015. Prior to joining Xiamen Pop Culture, Mr. Lin served as the director of operation and management of Zhengzhou Synear Food Co., Ltd., a manufacturer and distributor frozen food products, from March 2012 to December 2014, and as the vice president for marketing of Hubei Daohuaxiang Group Green Food Co., Ltd., a producer of green food, from July 2010 to July 2011. From July 1998 to July 2010, Mr. Lin worked as a business manager at various companies, including Swire Coca-Cola Beverages Xiamen Ltd., Xiamen Yinlu Foods Group Co., Ltd., and CAV Warner Home Entertainment Co., Ltd. Mr. Lin received his junior college degree in E-Commerce from Xiamen University of Technology in 2007.

Mr. Christopher Kohler has served as our independent director since June 2021. Mr. Kohler has been the owner of Chris Kohler Consulting, Inc. since April 2012, providing accounting and finance consulting to businesses with temporary and/or ongoing accounting and financial needs. Mr. Kohler has served as the corporate controller of BlackRidge Technology International, Inc., a cyber security solution provider, since July 2017. From May 2014 to December 2016, Mr. Kohler served as the vice president and corporate controller of Bearcat Energy LLC, an oil and gas exploration and production company. From July 2011 to July 2014, Mr. Kohler served as a manager of Now CFO, LLC, a full-service consulting firm. From September 2010 to July 2011, Mr. Kohler served as a staff accountant of Spicer Jeffries, LLP. From March 2009 to September 2010, Mr. Kohler served as a finance/accounting associate of Tempo Financial. From March 2002 to December 2008, Mr. Kohler served as a branch manager and consumer underwriter for several banking institutions. Mr. Kohler received his MBA degree in Finance and Master of Accountancy from University of Colorado in 2010 and his Bachelor of Science in Marketing from Indiana University in 2002.

Mr. Douglas Menelly has served as our independent director since June 2021. Mr. Menelly is the co-founder of E-Options Communications Consulting, a consulting firm, and has served as its managing director since January 2018. Before founding E-Options Communications Consulting, Mr. Menelly worked at Aspen Insurance Group, a specialty insurance and reinsurance company, and served as the senior vice president for corporate communications from August 2016 to October 2017, the global head of marketing from July 2015 to August 2016, and the senior vice president for marketing from November 2013 to July 2015. From December 2011 to November 2013, Mr. Menelly served as the global communications director of American International Group, a multinational finance and insurance corporation. From March 2006 to August 2009, Mr. Menelly served as the general manager for Asia and the vice president for finance & business development of Willex Industrial. From December 2002 to March 2006, Mr. Menelly worked at Marsh & McLennan, a global professional services firm, in various roles, including broker, assistant vice president, and vice president. Mr. Menelly received his Executive MBA degree from Columbia Business School in 2012, his master’s degree in Operations Management from New York University in 2001, and his bachelor’s degree in Civil Engineering from State University of New York in 1997.

Ms. Xiaolin Hu has served as our independent director since June 2021. Ms. Hu has served as the senior director of student and academic programs at California State University, Bakersfield since December 2019. From September 2011 to December 2019, Ms. Hu served as the director of instructional development at California State University, Bakersfield. From February 2006 to March 2013, Ms. Hu served as an adjunct faculty member at KC Distance Learning and K12 Inc., an online learning provider. Ms. Hu served as an instructional designer at Johns Hopkins University from May 2011 to August 2011, an instructional designer and coordinator at the University of Kansas Division of Continuing Education from November 2005 to May 2011, and an application developer/analyst at Kansas Department of Revenue from February 1999 to November 2005. Ms. Hu received her PhD degree in Educational Leadership and Policy Studies in 2010 and her master’s degree in Curriculum and Instruction in 1995 from the University of Kansas, and her bachelor’s degree in Languages and Literature from Fujian Normal University in 1985.

THE BOARD OF DIRECTORS RECOMMENDS

A VOTE FOR

THE RE-ELECTION OF EACH OF THE CURRENT DIRECTORS NAMED ABOVE,

AND

THE AUTHORIZATION GIVEN TO THE BOARD OF DIRECTORS TO FIX THE REMUNERATION OF THE DIRECTORS.

PROPOSAL NO. 7

RATIFICATION

OF

THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company’s audit committee appointed WWC, P.C. as the Company’s independent registered public accounting firm for the fiscal year ending June 30, 2022, and the Board of Directors concurred.

In the event that our shareholders fail to ratify the appointment and the authorization, our audit committee will reconsider its selection. Even if the appointment is ratified, our audit committee in its discretion may recommend the appointment of a different independent registered public accounting firm at any time during the year if the audit committee believes that such a change would be in the best interests of the Company and its shareholders.

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND

A VOTE FOR

THE RATIFICATION OF THE APPOINTMENT

OF

WWC, P.C. AS THE COMPANY’S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE FISCAL YEAR ENDING JUNE 30, 2022.

OTHER MATTERS

The Board of Directors is not aware of any other matters to be submitted to the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the Board of Directors may recommend.

By order of the Board of Directors

June 1, 2022	/s/ Zhuoqin Huang
Zhuoqin Huang
Chairman of the Board of Directors